UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 9 TO
SCHEDULE 14D-1

Tender Offer Statement
Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

WYMAN-GORDON COMPANY
(Name of Subject Company)

WGC ACQUISITION CORP.

PRECISION CASTPARTS CORP.
(Bidders)

Common Stock, $1.00 par value
(Title of Class of Securities)

983085 10 1
(CUSIP Number of Common Stock)

William D. Larsson
Vice President and Chief Financial Officer
Precision Castparts Corp.
4650 SW Macadam Avenue, Suite 440
Portland, Oregon 97201
(503) 417-4800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Bidder)

Copy to:

Ruth A. Beyer
Stoel Rives LLP
900 SW Fifth Avenue, Suite 2600
Portland, Oregon 97204-1268
(503) 294-9332

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This Amendment No. 9 to Schedule 14D-1 further amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on May 21, 1999 by WGC Acquisition Corp., a Massachusetts corporation (the " Purchaser"), and Precision Castparts Corp., an Oregon corporation and the sole shareholder of the Purchaser ("PCC"), relating to the offer by the Purchaser to purchase all outstanding shares of common stock, $1.00 par value per share (collectively,

Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Schedule 14D-1.

Item 10.     Additional Information.

The information set forth in Item 10(b), (c) and (f) is hereby amended by adding thereto the following:

On November 1, 1999, PCC and the Company announced that the expiration date of the Offer (which was scheduled to expire at midnight, New York City time, on Monday, November 1, 1999) has been extended until midnight, New York City time, on Tuesday, November 30, 1999; provided, however, that if the FTC formally approves the Agreement Containing Consent Orders discussed below prior to November 15, 1999, the expiration date of the Offer will be the date which is ten business days immediately following the announcement of such approval. PCC, the Company and the FTC staff have agreed on the terms of an Agreement Containing Consent Orders pursuant to which PCC and the Company would divest the Company's large cast parts operations in Groton, Connecticut, and its titanium casting operations located in Albany, Oregon. The FTC staff has recommended approval of the Agreement Containing Consent Orders by the FTC. There can be no assurances that the FTC will approve the Agreement Containing Consent Orders or as to the timing of any such approval. The press release of PCC and the Company, dated November 1, 1999, is incorporated herein by reference to Exhibit (a)(17) to the Schedule 14D-1.

Item 11.     Material to be Filed as Exhibits.

     (a)(17)     Press Release dated November 1, 1999.

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Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 2, 1999

WGC ACQUISITION CORP.

By	WILLIAM D. LARSSON
Name:	William D. Larsson
Title:	Vice President

PRECISION CASTPARTS CORP.

By	WILLIAM D. LARSSON
Name:	William D.Larsson
Title:	Vice President and Chief Financial Officer

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INDEX TO EXHIBITS

EXHIBIT NUMBER	EXHIBIT
(a)(1)*	Offer to Purchase, dated May 21, 1999.
(a)(2)*	Letter of Transmittal.
(a)(3)*	IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(4)*	Form of Summary Advertisement, dated May 21, 1999.
(a)(5)*	Form of Notice of Guaranteed Delivery.
(a)(6)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(7)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(8)*	Press Release, dated May 17, 1999.
(a)(9)*	Press Release, dated June 17, 1999.
(a)(10)*	Press Release, dated July 13, 1999.
(a)(11)*	Press Release, dated July 30, 1999.
(a)(12)*	Press Release, dated August 9, 1999.
(a)(13)*	Press Release, dated August 20, 1999.
(a)(14)*	Press Release, dated September 8, 1999.
(a)(15)*	Press Release, dated October 1, 1999.
(a)(16)*	Press Release, dated October 26, 1999.
(a)(17)	Press Release, dated November 1, 1999.
(b)*	Commitment Letter dated as of May 14, 1999 among PCC, Bank of America National Trust and Savings Association and Banc of America Securities LLC (formerly known as Nationsbanc Montgomery Securities LLC).
(c)(1)*	Agreement and Plan of Merger, dated May 17, 1999, among the Purchaser, PCC and the Company.
(c)(2)*	Confidentiality and Standstill Agreement, dated March 26, 1999, between PCC and the Company.
(d)	Not applicable.
(e)	Not applicable.
(f)	The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.

_____________

*     Previously filed